DMC Beverage Corp.

19563 East Mainstreet, Suite 206-i

Parker, CO 80138

Securities and Exchange Commission

Washington, D.C. 20549

November 8, 2013

Re:

DMC Beverage Corp.

Registration Statement on Form S-1

Filed August 27, 2013

File No. 333-190831

General

1. Please revise your filing so that the disclosure you provide is current, accurate and complete. The following are only some examples of non-current information, inconsistencies, or incomplete references:

 - You state on page 32 that you “currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources” while you state on page 18 that you “currently have any agreement [sic] with Kodiak Capital Group, LLC. in which they have agreed to purchase $1,000,000 worth of common shares. According to the agreement, Kodiak will purchase $500,000 worth of common shares upon the effective date of this offering, and will purchase another $500,000 worth of shares once we are trading”;

The agreement with Kodiak Capital Group has been cancelled, and is no longer part of this registration statement.

 - You state on page 38 that you “do not currently have a stock option plan. No individual grants of stock options…have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since inception” and that you “do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance at this time.” However, you disclose on pages 37-38 that you have granted options to George Palmer, Donald Mack and Robert Paladino, and the employment agreements for Messrs. Mack and Paladino contemplate performance stock options and vesting stock options; and

The disclosure has been revised to describe the stock option plans and the long-term incentive plans and awards for our officers and directors on pages 36 through 40.

 - You do not provide a standard industrial classification code on your registration statement cover page or indicate that your offering is made pursuant to Rule 415. Please see Rule 415 (a)(1)(ix).

The disclosure has been revised to update our standard industrial classification code and to indicate that our offering is made pursuant to Rule 415.

In your response letter, please explain how and where in your amended document you address each of the above statements as well as all other inconsistencies and incomplete references in your filing.

The disclosure has been revised to correct all inconsistencies in the filing.

2. Please enhance the discussion in your prospectus summary, risk factors and MD&A to disclose your receipt of a going concern opinion and the various proceedings against you for amounts owed in accounts payable, accrued expenses and notes payable.

The response has been appropriately enhanced to discuss our going concern opinion and the proceedings against us.

Prospectus Cover Page

3. Please revise pages 3 through 5 to limit your prospectus cover page to one page. Please see Item 501(b) of Regulation S-K.

The prospectus cover page has been appropriately edited to one page.

Plan of Distribution, page 17

4. You disclose that you “currently have any agreement [sic] with Kodiak Capital Group, LLC. in which they have agreed to purchase $1,000,000 worth of common shares. According to the agreement, Kodiak will purchase $500,000 worth of common shares upon the effective date of this offering, and will purchase another $500,000 worth of shares once we are trading.” Please file this agreement as an exhibit. Please also briefly summarize the material terms of Kodiak’s purchase agreement including the price at which they will purchase your common shares (or the formula by which this price is determined) and any registration rights Kodiak holds for these shares. Please see Item 601(b)(10) of Regulation S-K.

The agreement with Kodiak Capital Group has been cancelled, and is no longer part of this registration statement.

5. Please tell us whether you would consider the securities to be purchased by Kodiak to be covered by this registration statement. Please note that since you have already made the offer of these securities to Kodiak, you may not register the primary issuance of these securities, but may register their resale by Kodiak.

The agreement with Kodiak Capital Group has been cancelled, and is no longer part of this registration statement.

6. Please clarify here and on the cover page of the prospectus which of your officers and directors will be selling your securities in this offering.  In this regard, you disclose on page 39 that “[o]n December 7, 2006, Donald Mack, our Chief Executive Officer, was convicted of tax evasion and was sentenced to three months imprisonment.” You also disclose on page 34 that this tax evasion “resulted in a felony.” If Mr. Mack will be participating in the sale of your securities, please explain how Mr. Mack satisfies the requirements of Rule 3a4-1(a)(1). Please see Section 3(a)(39)(F) of the Exchange Act.

The disclosure has been revised to provide a substantive list of the officers and directors who will be selling securities under this offering.  Mr. Mack will not be participating in the sale, as he does not satisfy the requirements of Rule 3a4-1(a)(1).

Use of Proceeds, page 26

7. Please expand to detail what activities you will or will not be able to undertake assuming the various percentages of proceeds presented. For example, what will you accomplish with $108,000 allocated to the Denver Business Office Space as compared to $48,000? Provide similar discussion with respect to the Sales, Marketing and Operations Staff, Advertising, Marketing, Trade Promotion and Restructure Debt line items.

The disclosure has been revised to expand on how we intend to use the proceeds from the offering to expand, requiring more office space, staff, and a greater amount spent on promotion.  The Restructure Debt line has been reworded into “Repayment of Debt” for clarity.

8. To the extent your debt “restructuring” involves discharging this debt, please revise your filing to set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Please see Instruction 4 to Item 504 of Regulation S-K.

The disclosure has been revised to change “Restructure Debt” to the more appropriate “Repayment of Debt.”  The debt to be discharged is over one year old, and none of the debt outstanding that we intend to repay is currently accruing interest.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

9. Please expand to discuss whether you will have sufficient funds to finance your operations for the next twelve months and if not, the course of action that you have taken or propose to take to remedy the deficiency.

The disclosure has been expanded to discuss the courses of action we have taken regarding our funding.

Liquidity and Capital Resources, page 29

10. We note your disclosures on page 30 indicating you received $21,565 from issuing common stock during the six months ended June 30, 2013, and paid $32,373 for the same purpose during the comparative period of 2012. Please expand this disclosure to explain why you incurred stock issuance costs while having no proceeds in 2012. Also explain the inconsistency between this disclosure and your financial statements on pages 51 and 68, where you report the same number of shares outstanding as of December 31, 2012 and at June 30, 2013, also your disclosures in Note 15 on page 67 and Note 10 on page 79.

The $32,373 disclosure for the issuance of common stock has been removed as an accounting error.  The shares issued and outstanding for June 30, 2013 have been corrected to 13,642,367 common shares and 0 preferred shares.

11. Please revise your disclosure explaining that you received cash of $105,539 in the course of making additions to intangible assets during the six months ended June 30, 2012 with your financial reporting on page 53 indicating you paid $36,941 for the entire year of 2012 to acquire intangible assets. Please also clarify how a cash inflow appropriately reflects an addition to your intangible assets.

The $105,539 has been appropriately moved to the slotting fees amortization line of the cash flows from operating activities section of the statement of cash flows.

Plan of Operation, page 32

12. Please enhance your disclosure in this section to discuss your plan of operation and intended use of funds received from Kodiak Capital Group. Please see Item 303(a)(1) and (a)(2) of Regulation S-K.

The agreement with Kodiak Capital Group has been cancelled, and is no longer part of this registration statement.

Directors, Executive Officers, Promoters and Control Persons, page 33

Officer and Director Information

13. Please limit your officer and director biographies required to the factual information required by Item 401(e)(1) of Regulation S-K. For example, please remove subjective or conclusory descriptions such as:

 - “rapid-growth environment”;

 - “[h]e is skilled in general management in a diverse array of industries, corporate finance, business development, strategic planning, mergers, acquisitions, contract negotiations, knowledge in IPO’s and private offerings”;

 - “[h]e is a driven achiever, persistent and goal-oriented individual…”;

 - “[t]hrough strong organizational skills, professional communications, problem solving, and attention to detail, he has successfully lead and managed operations…”; and

 - “invaluable asset for excellence in execution.”

Please also revise Messrs. Mack, Paladino, Slater, Rosenthal and Palmer’s biographies to briefly describe their business experience during the past five years. Please see Item 401(e)(1) of Regulation S-K. If you choose to cite experience going back more than five years, please provide comparable disclosure for those positions as well. For instance, if you choose to retain the disclosure regarding Mr. Mack’s position as CEO for two public companies, please name these companies and indicate his dates of employment.

The officer and director biographies have been revised to remove all subjective and conclusory descriptions.  In addition, the biographies have been revised to include the business experience of the officers and directors over the last five years.

14. On page 38, you reference a March 15, 2012 employment agreement with Mr. Paladino. The employment agreement with Mr. Paladino filed as Exhibit 99.1 is dated July 1, 2012.  Please revise your disclosure for consistency and re-file this agreement as well as Mr. Mack’s employment agreement as Exhibit 10 exhibits.

The disclosure has been revised for consistency.

15. In addition, please expand your discussion under “Executive Compensation” to discuss the material terms of the employment agreements with Messrs. Paladino and Mack.

The Executive Compensation discussion has been expanded to discuss the material terms of the employment agreements with Mr. Paladino and Mack.

16. We note that the employment agreements for each of Messrs. Paladino and Mack contemplate an annual salary of $84,000. Your summary compensation table, however, indicates that neither officer received compensation in 2012. Please revise your disclosure to explain the discrepancy.

The summary compensation table has been updated to indicate that all amounts owed to Mr. Paladino and Mr. Mack are currently deferred and accruing.  Their salary is being deferred under an oral agreement with the company until such time as the company has adequate capital to operate.

Outstanding Equity Awards, page 37

17. Please provide the information required by Item 402(p) of Regulation S-K for all options granted to your executive officers. Please also revise your Option Awards column in your summary compensation table to include these options. Please see Item 402(n)(2)(vi) of Regulation S-K.

The appropriate information has been added to the disclosure.

Change in Control Arrangements, page 39

18. In light of your employment agreements with Messrs. Paladino and Mack, please revise the sentence “There are currently no employment agreements or other contracts or arrangements with our officers or directors.” In addition please tell us whether you have any employment agreements with your other officers and directors, written or otherwise.

The disclosure has been revised to indicate that we have employment agreements with Mr. Mack and Paladino, and to indicate that we do not have employment agreements with any other officers or directors.

19. You disclose on page 39 that “[t]here are no arrangements for our directors, officers, employees or consultants that would result from a change-in-control.” Please reconcile this statement with section 12 of your employment agreements filed as Exhibits 99.1 and 99.2 which states, among other things, that “[i]n the event of any form of financing either private or public…Employee shall be entitled to his full compensation due to him…including the Employee becoming completely and ‘Fully Vested’[in his stock options]….” In your revised disclosure, please briefly describe the change-in-control benefits available to Messrs. Mack and Paladino and also state whether the funds raised under this filing could constitute a change of control. Please see Item 402(q)(2) of Regulation S-K.

The disclosure has been revised to include the change in control arrangements as appropriate.

Security Ownership of Certain Beneficial Owners and Management, page 40

20. Please revise your beneficial ownership table to include Kodiak Capital Group, Yankel Rosenthal and Kerry Roberts. Please also revise this table to include Messrs. Mack and Paladino’s performance options. Please see Item 403 of Regulation S-K.

The beneficial ownership table has been appropriately revised.  Kodiak Capital Group does not own any shares, as the business with them has been cancelled.  All of Mr. Rosenthal’s shares are held through Shelimar Holdings Ltd.  Mr. Roberts does not own any shares.

Certain Relationships and Related Transactions, page 41

21. For your notes with Messrs. Paladino and Rosenthal, please disclose the largest aggregate amount of principal outstanding for the last three fiscal years, amount thereof outstanding as of the latest practicable date, the amount of principal paid during the last three fiscal years, the amount of interest paid during the last three fiscal years, and the rate or amount of interest payable on the indebtedness. Please see Item 404(a)(5) and Instruction 1 to Item 404 of Regulation S-K.

The document has been revised to include the relevant information.  The registrant issued a total of 6,296,685 shares to Mr. Rosenthal in order to decrease the principal outstanding.  No interest has been paid to date.

22. To the extent any of the related party transactions discussed on pages 61-63 and 77-78 constitute related party transactions for purposes of Item 404 of Regulation S-K, please revise your disclosure in this section accordingly.

The disclosure has been revised to include all the related party transactions.

Legal Proceedings, page 47

23. You disclose that you are subject to a court judgment requiring you to repay $70,217.94 in debt to Richert Funding, LLC. Please enhance your disclosure to briefly describe the facts surrounding this proceeding and court judgment. Provide similar disclosure with respect to the legal proceedings initiated by C.H. Robinson Worldwide, Inc., Echo Global Logistics and Golden 100/Jouge, Inc., as disclosed on page 76, and the proceedings initiated by the notes payable shareholder, as disclosed on page 78. Please see Item 103 of Regulation S-K, including Instruction 2 thereto.

The disclosure has been updated to expand the discussion of these proceedings.

Financial Statements - Annual, page 50

Statement of Operations, page 52

24. Please replace your label “net income (loss) from sales” in your Statements of Operations on pages 52 and 69, with “gross margin” or “gross profit” to be consistent with common usage. Please similarly revise the corresponding references in the last paragraph on page 30, second and fifth paragraphs on page 31, and the second paragraph on page 32.

The statements of operations and the results of operations sections have been revised appropriately.

Note 4 – Certain Accounts Payable, page 60

25. We note your disclosure explaining that accounts payable to certain entities were in default, and these entities had initiated legal proceedings. We also note that your sales have declined significantly during 2012 and subsequently in 2013. Please expand your disclosures under this heading and the corresponding note on page 76, also MD&A on page 29; Risk Factor Nos. 7, 10 and 11, pertaining to your supply chain, manufacturing and distribution network; and Description of Business in the last paragraph on page 21, to discuss the current status of your relationships with suppliers and distribution partners, and the impact the defaults and curtailment of business operations during 2012 and subsequently have had on your ability to maintain the business relationships necessary to source materials, manufacture, and distribute and market your products.

The disclosure has been revised to discuss our business relationships with our suppliers and distributors.

Note 10 - Stockholders' Equity, page 63

26. We note your disclosures explaining that you completed a 53 for 1 reverse stock split, and 15 for 1 forward stock split, and have made proportionate adjustment to the share and per-share amounts to give retrospective presentation to these events. However, you have various disclosures on pages 45 and 46 that describe share issuances that individually or together exceed the number of shares that you report as outstanding, and which therefore do not appear to reflect these events. Please revise all share and per share information throughout your filing as necessary to give retrospective presentation to the reverse and forward stock splits. If you wish to also disclose pre-split details, you may utilize parenthetical notation for such information provided that you clarify that it does not reflect the splits.

The disclosure has been revised to disclose the share and per share information to give retrospective presentation of the reverse and forward stock splits.  The 15 for 1 forward split referenced only refers to former shareholders of GBX.  The shareholders presented in this document are only shareholders of Destiny Media Corp, and thus only affected by the 53 for 1 reverse split.

Financial Statements - Interim, page 68

Statement of Cash Flows, page 70

27. We note the Cash and cash equivalents balance reported on the June 30, 2013 Balance Sheet does not agree to the corresponding measure reported on the Statement of Cash Flows. Please resolve the inconsistency in your financial statements to reflect the correct cash balance at June 30, 2013.

The cash and cash equivalents balance has been revised to agree in both documents.

Note 10 - Stockholders' Equity, page 79

28. Please update the disclosures under this heading to include details of transactions that have impacted your equity accounts during the recent interim period.

The disclosure has been updated to include details of transactions that have impacted our equity accounts during the recent interim period

29. We note your disclosure under the subsequent events note on page 67 indicating that you issued 120,000 shares at $0.05 per share during February 2013. You also have disclosure on pages 29 and 70 indicating you had other issuances during the recent interim period, through June 30, 2013, based on the amount of proceeds reported. Please expand your disclosure to identify the parties involved in these recent transactions, and to describe your relationship with them and the manner by which you established the price received in exchange for your shares.

The disclosure on page 29 has been revised to indicate that there were no issuances of shares as a result of the notes payable.  Note 15 on page 73 has been expanded to identify the parties involved in the transaction, the company’s relationship with those parties, and the manner by which the price received was established.

Item 17. Undertakings, page 86

30. Please revise to include the undertaking in Item 512(h) of Regulation S-K.

The disclosure has been revised to include the appropriate undertakings.

Exhibits

31. Please file your bylaws and all amendments to your certificate of incorporation, such as the amendment reflecting your name change to DMC Beverage Corp. Please also file the stock option agreements with Messrs. Palmer and Mack that are disclosed on page 37. Please see Items 601(b)(3) and (b)(10) of Regulation S-K.

The bylaws, the amendments to our certificate of incorporation, and the stock option agreements have all been filed as exhibits with the document.

Exhibit 5

32. Your legal opinion states that “This opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent.” Please revise to remove any implication that purchasers of the securities in the offering are not entitled to rely on the opinion.

The opinion has been revised to remove any implication that the purchasers of the securities in the offering are not entitled to rely on the opinion.

Exhibit 23.1

33. Your auditor’s report pertains to financial statements for the years ended December 31, 2012 and 2011 while the auditor’s consent references a report covering financial statements for the years ended August 31, 2012 and 2011. Please revise.

The auditor’s consent has been appropriately revised.

The company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

DMC Beverage Corp.

/s/Donald Mack

Donald Mack

Chief Executive Officer

November 8, 2013